COMMENTS RECEIVED ON SEPTEMBER 3, 2013

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Consumer Discretionary Index ETF
Fidelity MSCI Consumer Staples Index ETF
Fidelity MSCI Energy Index ETF
Fidelity MSCI Financials Index ETF
Fidelity MSCI Health Care Index ETF
Fidelity MSCI Industrials Index ETF
Fidelity MSCI Information Technology Index ETF
Fidelity MSCI Materials Index ETF
Fidelity MSCI Telecommunications Services Index ETF
Fidelity MSCI Utilities Index ETF

POST-EFFECTIVE AMENDMENT NO. 9

1. All funds

Fee Tables, Portfolio Manager Compensation, and Trustee Compensation Table (prospectus and statement of additional information (SAI)

C: Please submit completed fee tables, portfolio manager compensation, and the trustee compensation table when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All funds

"Fee Table" (prospectuses)

"This example helps compare the cost of investing in the fund with the cost of investing in other funds.

Let's say, hypothetically, that the annual return for shares of the fund is 5% and that your shareholder fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. For every $10,000 you invested, here's how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated:"

C: The Staff requests the disclosure above be revised to state investors may pay brokerage commissions on purchases of ETFs which are not reflected in the example.

R: To address the Staff's comment, we will modify the disclosure as follows:

"This example helps compare the cost of investing in the fund with the cost of investing in other funds.

Let's say, hypothetically, that the annual return for shares of the fund is 5% and that your shareholder fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. Investors may pay brokerage commissions on their purchases and sale of fund shares, which are not reflected in the example. For every $10,000 you invested, here's how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated:"

Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 9

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3. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

(Example from Fidelity MSCI Consumer Discretionary Index ETF)

"Investing at least 80% of assets in securities included in the fund's underlying index. The fund's underlying index is the MSCI USA IMI Consumer Discretionary Index, which represents the performance of the consumer discretionary sector in the U.S. equity market."

C: The Staff would like us to provide the primary industries in the index for each fund.

R: We direct the Staff's attention to the description of each index under "Principal Investment Strategies" in the "Investment Details" section for each fund. Using Fidelity MSCI Consumer Discretionary Index ETF as an example: "The fund's underlying index is the MSCI USA IMI Consumer Discretionary Index, which consists of securities of U.S. companies that are classified in the consumer discretionary sector according to the Global Industry Classification Standard (GICS). The GICS consumer discretionary sector encompasses those industries that tend to be the most sensitive to economic cycles. Its manufacturing segment includes automotive, household durable goods, textiles and apparel and leisure equipment. The services segment includes hotels, restaurants and other leisure facilities, media production and services, and consumer retailing and services." We believe this disclosure is sufficient.

4. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

5. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that small and mid cap risks be added to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses each fund's principal investment risks. Accordingly, we have not added disclosure.

Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 9

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6. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Related disclosure from "Principal Investment Strategies")
"Lending securities to earn income for the fund."

C: The Staff requests that a risk relative to lending securities be added to "Principal Investment Risks" in the "Fund Summary" section.

R: We expect to remove the disclosure at issue in the b-filing and also modify text in the "Investment Details" section as shown below:

"~~BFA may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.~~

In addition to the principal investment strategies discussed above, BFA may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.

BFA may also use various techniques, such as buying and selling futures contracts, options, and swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

7. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Example from Fidelity MSCI Consumer Discretionary Index ETF)

"No History of an Active Trading Market/Trading Issues. There can be no assurance that an active trading market will be maintained. Trading may be halted, for example, due to market conditions."

C: The Staff would like us to elaborate on why trading may be halted.

R: Trading halts may occur due to certain market events, such as technical or systems issues on the exchange or the release of significant market news. Additional disclosure about this risk is included under "Principal Investment Risks" in the "Investment Details" section which provides: Trading of shares in the secondary market may be halted, for example, due to activation of marketwide "circuit breakers."

8. All funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

C: The Staff requests a description of our index methodology.

R: We are not aware of a requirement to disclose index methodology. We believe the description provided for each fund's MSCI (a third party) index, as provided in the "Investment Details" section (see response 3), is sufficient. Accordingly we have not modified disclosure.

Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 9

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9. All funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

C: The Staff would like to know whether derivatives will be used to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time each fund does not intend to count derivatives for purposes of its 80% policy.

10. All funds

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's underlying index concentrates in the securities of issuers in a particular industry or group of industries."

C: The Staff requests we update disclosure to replace the word "may" with "will".

R: We believe the current disclosure adequately describes the concentration policy, and therefore have not modified disclosure.

11. All funds

"Buying and Selling Information" (SAI)

"Transaction Fees on Purchases of Creation Units. A fixed transaction fee of $[ ] is applicable to each purchase, regardless of the number of Creation Units purchased. An additional variable transaction charge of up to [ ]% will be imposed for purchases effected outside the Clearing Process, which would include purchases of Creation Units for cash and in-kind purchases where the investor is allowed to substitute cash in lieu of depositing a portion of the Deposit Securities. Accordingly, the maximum transaction fee charge may be $[ ]. To the extent a purchase transaction consists of both in-kind securities and cash, the standard fee applies and the variable fee may also be imposed with regard to the cash amount invested. Each fund reserves the right to not impose a variable creation transaction fee or to vary the amount of the variable purchase transaction fee imposed, up to the maximum amount listed above, depending on the materiality of the fund's actual transaction costs incurred in purchasing securities with the cash received or where FDC believes that not imposing or varying the variable purchase transaction fee would be in the fund's best interests. Actual transaction costs may vary depending on the time of day a purchase order is received or the nature of the securities to be purchased. Purchasers of shares in Creation Units are responsible for the costs of transferring the securities constituting the Deposit Securities to the account of each fund. Investors are also responsible for payment of the costs of transferring the Deposit Securities to each fund. Investors who use the services of a broker or other such intermediary may be charged a fee for such services. The transaction fees are charged to cover the estimated costs associated with the issuance of Creation Units."

C: This section provides information regarding the fixed and variable transaction fees applicable to redemptions of Creation Units. Please confirm to us that the fixed and variable transaction fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

R: A fund's fixed and variable transaction fees in connection with redemptions of Creation Units will comply with Rule 22c-2.

Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 9

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13. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

13. All funds

"Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

14. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 9

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1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.